ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

APRIL 30, 2019

Kylie.ai, Inc.



SUMMARY

Kylie,ai, Inc. ("Kylie.ai," the "company," "we," "us", or "our") is a Delaware Corporation, formed on February 12, 2014.

The Company is located at 995 Market Street, Floor 2, and San Francisco, CA 94103.

The Company's website is http://www.kylie.ai.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2019, and the report may be found on the company's website at https://www.kylie.ai/investors/documents/form-c-ar.pdf.

The Company currently has 8 employees.

The Business
Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of meta data of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

The Business Plan
Kylie provides a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc., even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 12, 2014. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of an enterprise client base. We anticipate that our operating expenses will increase for the near future. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of its executive officers, key employees and board of directors and advisors.
In particular, the Company is dependent on Jamasen Rodriguez and Sinan Ozdemir who are Chief Executive Officer, and Chief Technology Officer of the Company in order to conduct its operations and execute its business plan. The loss of Jamasen Rodriguez and Sinan Ozdemir or any key member of the team could harm the Company's business, financial condition, cash flow and results of operations.

The Company is focusing on enterprise customers and believe the timing necessary to acquire an enterprise customer could take as long as 1 year or more.
The sales process involves signing annualized contracts with enterprise clients. Given the length of time to negotiate, pilot and onboard enterprise clients, there is an elevated risk associated with the company hitting their projected financial targets and there is an increased risk in the company depleting its cash reserves quicker than expected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our enterprise clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company may need to raise additional funds.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on

acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product releases, and evolving business expectations. To compete effectively in such markets, we must continually improve and enhance our products and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered

to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

A majority of the Company is owned by a small number of owners.
The Company's current owners of 20% or more beneficially own up to 96% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of meta data of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

The Business Plan
Kylie provides a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc., even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

History of the Business
The Company was incorporated in Delaware in February 12, 2014.

The Company does business as Kylie.ai and formerly did business as Legion Analytics. The Company creates technologies which clone personalities and automate communications for platforms within Customer Care including Zendesk and Salesforce.

The Company's Products and/or Services

Product / Service	Description	Current Market
Kylie.ai	Kylie's business model is a CPAAS (communication platform as a service). Much like Twilio, Kylie charges for every response she generates plus a base price for the number of customer representatives she monitors.	Kylie's technology will be used to automate communications for customer support applications, such as ZenDesk and SalesForce.

Kylie.ai is layered on top of customer support databases and other mediums to automate their customer support communications.

Competition
The Company has developed competitors in the market including companies like IBM, Nuance, and others. As the automated conversation market has matured, more companies have entered the market with suite and best of breed offerings.

Supply Chain and Customer Base
There are no suppliers given that this is an enterprise CPAAS (communication platform as a service) based business.

The company currently services CenturyLink, Luxottica, and Sunbasket as customers. The company's prospective customers include those using support platforms like Zendesk, Salesforce, Oracle, and others.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

Innovation by our research and development (R&D) operations is very important to our success. Our goal is to discover, develop and bring to market innovative products that address major unmet consumer needs.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
995 Market St, Floor 2, San Francisco, California, 94103	Lease	We spend approximately $7-10K on rent.

Governmental/Regulatory Approval and Compliance
There are no existing or probable governmental regulations on this business.

There are no costs and effects of compliance with environmental laws for this business.

Litigation
None

Other
The Company's principal address is 995 Market Street, Floor 2, and San Francisco, CA 94103

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamasen Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, July 2013 - Present

Education
Bachelor of Science in Economics from Johns Hopkins University

Name
Sinan Ozdemir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, September 2013 - Present

Education
Bachelor of Arts in Pure Mathematics from Johns Hopkins University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamasen Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, July 2013 - Present

Education
Bachelor of Science in Economics from Johns Hopkins University

Name
Sinan Ozdemir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, September 2013 - Present

Education
Bachelor of Arts in Pure Mathematics from Johns Hopkins University

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Determination of the budget	Chief Executive Officer/President (as

	authorized by the Board or Managers, if applicable)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California and 3 employees in Baltimore.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

The Company has 4,202,855 shares of common stock issued. Holders of common stock have voting rights, dividend rights, and rights to receive liquidation distributions.

The Company has issued $1,146,000 in SAFE agreements. All SAFE agreements entered into become convertible into shares of the Company's preferred stock upon a qualified equity financing where the Company sells preferred stock to investors at a fixed pre-money valuation (as further defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $5,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. Upon a liquidity event, the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event. In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

In December 2015, the Company issued a $10,000 principal convertible promissory KISS note to an investor. The convertible promissory note bears no interest and matured in December 2017. No principal or interest payments were due prior to maturity, and prepayments were not allowed.

The note's principal is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $400,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). In the event of a corporate transaction (as defined in the agreement) shall be automatically converted into the number of shares implied by a $2,500,000 valuation of the fully diluted capitalization of the Company or paid out in cash at two times the principal amount. If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). As of December 31, 2018, the convertible promissory note has not yet converted.

In July 2017, the Company sold $467,587 in Crowd Notes. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $50,875 in Crowd Notes. The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $5 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes does not accrue at any interest rate.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
KISS	$10,000	$10,000	Operations of	Dec 2015	Rule 506(b)

			the business		
SAFE (Simple Agreement for Future Equity)	$70,000	$70,000	Operations of the business	August 2016	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$351,000	$351,000	Operations of the business	January 2017	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$600,000	$600,000	Operations of the business	May 2017	Rule 506(b)
Crowd Note	$518,462	$518,462	General marketing, general working capital, future wages	July 2017	Regulation CF and Rule 506(c)
SAFE (Simple Agreement for Future Equity)	$125,000	$125,000	Operations of the business	May 2018	Rule 506(b)

Ownership

A majority of the Company is owned by Sinan Ozdemir and Jamasen Rodriguez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sinan Ozdemir	48.1%
Jamasen Rodriguez	48.1%

FINANCIAL INFORMATION

Please see the financial information listed on in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we have pivoted the business model recently. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the developing their AI algorithms and reinvesting revenue into operations.

Liquidity and Capital Resources
The Company has incurred net losses of $536,558.58 for the year ended December 31, 2018 and current liabilities exceed current assets by $1,517,660.18 as of December 31, 2018. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Transfer Agent
We have selected VStock Transfer, LLC, a SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

OTHER INFORMATION

Bad Actor Disclosure
None

Regulation CF Compliance

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jamasen Rodriguez
_____
(Signature)

Jamasen Rodriguez
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jamasen Rodriguez
_____
(Signature)

Jamasen Rodriguez
_____
(Name)

CEO
_____
(Title)

4/30/2018
_____
(Date)

/s/ Sinan Ozdemir
_____
(Signature)

Sinan Ozdemir
_____
(Name)

CTO
_____
(Title)

4/30/2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.